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Exhibit 4.45

news release

NORANDA MEETS WITH UNION REPRESENTATIVES TO REVIEW ITS
STRATEGIC PLAN FOR THE HORNE SMELTER
Plan includes cost cutting measures that will eliminate 125 jobs and investing
$10.3 million in exploration in Quebec in 2003

ROUYN-NORANDA, QUEBEC, February 18, 2003 — Noranda Inc. announced that it met today with representatives from Le syndicat des travailleurs de la Mine Noranda (CSN), representing employees at its Horne smelter who have been on strike since June 18th, 2002. The Company informed the Union that it would need to eliminate 125 unionized positions at the smelter, reducing the number of unionized employees from 550 to 425, as part of its cost reduction measures.

"In order for Noranda to make the Horne profitable over the mid and long-term, we need to take the necessary measures to reduce our overall operating costs in all sectors of the operation including reducing manpower levels. The smelter's profitability will be impacted in 2003 by the exceptionally low treatment charges for copper, the Horne's main source of revenue, as well as from the reduction of concentrates coming from local sources in the region", stated Mario Chapados, General Manager of the Horne Smelter. "Noranda would like to work in co-operation with the Union to minimize the impacts caused by the manpower reductions announced today."

Since the beginning of the strike in June 2002, treatment charges for copper concentrate have fallen by 15% and treatment charges are 20% lower in 2003 than what was received in 2001.

Noranda is also committed to improving revenues at the Horne smelter. As such, Noranda is planning to invest in a new recycling facility that is dedicated to providing the Horne smelter with a new source of recyclable materials. The new recycling facility will be located in Canada.

In addition, in 2003, Noranda is planning to invest $10.3 million in exploration activities aimed at finding new copper-zinc deposits in Quebec. This investment is the result of a new exploration incentive program recently announced by the government of Quebec. In 2001, Noranda spent $4.4 million in exploration in Quebec and increased its investment to $6.5 million in 2002 after the government program was announced.

"With Noranda's loss of $700 million in 2002, along with an operating loss of $112 million for the Canadian Copper and Recycling business unit, Noranda needs to take the necessary short-term measures to return all of its business units to profitability," said Claude Ferron, Vice-President and General Manager for the Horne smelter and CCR refinery. "The Horne smelter is definitely a quality asset that can contribute to Noranda's profitability if it is able to reduce its operating costs and improve its economics."

In its meeting with the union today, Noranda presented its strategic plan for the Horne smelter in hoping to establish a platform from which to resume negotiations with the union as soon as possible.

Approximately 550 employees, members of Le syndicat des travailleurs de la Mine Noranda (CSN) have been on strike since June 18, 2002. During the strike, the smelter is operated by management and non-unionized personnel. In 2002, the Horne Smelter treated 689,000 tonnes of material containing copper, 44,700 tonnes of recycled precious metals and produced 147,020 tonnes of copper anodes and 510,175 tonnes of sulphuric acid.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contact:

Hélène V. Gagnon
Director, Public and Corporate Affairs
514 630-9342
gagnonhv@ntc.noranda.com
www.noranda.com

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NORANDA MEETS WITH UNION REPRESENTATIVES TO REVIEW ITS STRATEGIC PLAN FOR THE HORNE SMELTER Plan includes cost cutting measures that will eliminate 125 jobs and investing $10.3 million in exploration in Quebec in 2003